MOL HUNGARIAN OIL AND GAS PLC.

Finance

04 JAN -2 AM 7:21

17th December, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04012196

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 1/20

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

12 December 2003

MOL established subsidiary in Serbia

MOL Hungarian Oil and Gas Plc. hereby announces that as a part of its regional expansion strategy, it established its Serbian subsidiary, INTERMOL d.o.o. based in Belgrade. The key priority of the subsidiary will be the construction and the operation of filling stations on the fast growing Serbian market.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924